FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of January, 2011

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

Huaneng Power International, Inc.
Huaneng Building,
4 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

1.	a notice of extraordinary general meeting of Huaneng Power International, Inc. (the “Registrant”);

2.	an announcement of continuing connected transactions;

3.	a reply slip for extraordinary general meeting; and

4.	a proxy form for extraordinary general meeting;

Each made by the Registrant on January 18, 2011.

Document 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

NOTICE OF EXTRAORDINARY GENERAL MEETING

Notice is hereby given that an extraordinary general meeting of Huaneng Power International, Inc. (the "Company") will be held at 9 a.m. on 10 March 2011 at the headquarters of the Company at Huaneng Building, 4 Fuxingmennei Street, Xicheng District, Beijing, the People’s Republic of China for the purpose of considering and, if thought fit, passing the following resolution:

Ordinary Resolution:

1.	To consider and approve the framework agreement on the continuing connected transactions (for 2011) between Huaneng Power International Inc. and China Huaneng Group (note 1)

By Order of the Board
Gu Biquan
Company Secretary

18 January 2011

As at the date of this notice, the directors of the Company are:

Cao Peixi	Liu Jipeng
(Executive Director)	(Independent Non-executive Director)
Huang Long	Yu Ning
(Non-executive Director)	(Independent Non-executive Director)
Wu Dawei	Shao Shiwei
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Zheng Jianchao
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Wu Liansheng
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Registered address of the Company:
West Wing, Building C,
Tianyin Mansion,
2C Fuxingmennan Street,
Xicheng District,
Beijing 100031,
The People’s Republic of China

Notes:

1.	For definitions and details of the transactions (including the transation caps thereof), please refer to the circular dated 18 January 2011 issued by the Company.

2.
Eligibility for attending the Extraordinary General Meeting Holders of the Company’s foreign Shares whose names appear on the HK$ Dividend foreign Shares Register and/or the US$ Dividend foreign Shares Register maintained by Hong Kong Registrars Limited and holders of domestic shares whose names appear on the domestic shares register maintained by the Company at 4:30 p.m. on 17 February 2011 are eligible to attend the Extraordinary General Meeting.

3.	Proxy

(i)
A member eligible to attend and vote at the Extraordinary General Meeting is entitled to appoint, in written form, one or more proxies to attend and vote on behalf of him. A proxy needs not be a shareholder.

(ii)
A proxy should be appointed by a written instrument signed by the appointor or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the appointor, the power of attorney authorising that attorney to sign or other authorisation document(s) shall be notarised.

(iii)
To be valid, the power of attorney or other authorisation document(s) which have been notarised together with the completed form of proxy must be delivered, in the case of holders of domestic shares, to the Company and, in the case of holders of foreign Shares, to Hong Kong Registrars Limited, not less than 24 hours before the time designated for holding of the Extraordinary General Meeting.

(iv) A proxy may exercise the right to vote by a show of hands or by poll. However, if more than one proxy is appointed by a shareholder, such proxies shall only exercise the right to vote by poll.

4.	Registration procedures for attending the Extraordinary General Meeting

(i)
A shareholder or his proxy shall provide proof of identity when attending the meeting. If a shareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may attend the Extraordinary General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such persons to attend the meeting.

(ii)
Holders of foreign Shares and domestic shares intending to attend the Extraordinary General Meeting should return the reply slip for attending the Extraordinary General Meeting to the Company on or before 18 February 2011.

	(iii)		Shareholders may send the above reply slip to the Company in person, by post or by fax (Attn: The Securities Department).

5.	Closure of Register of Members

The register of members of the Company will be closed from 18 February 2011 to 10 March 2011 (both days inclusive).

6.	Other Businesses

	(i)		The Extraordinary General Meeting will not last for more than half day. Shareholders who attend shall bear their own travelling and accommodation expenses.

	(ii)		The address of the share registrar for Foreign Shares of the Company, Hong Kong Registrars Limited is at:

Rooms 1712-1716
17th Floor Hopewell Centre
183 Queen’s Road East,
Hong Kong

	(iii)		The business address of the Company is at:

Huaneng Power International, Inc.
Huaneng Building
4 Fuxingmennei Street
Xicheng District,
Beijing 100031,
The People’s Republic of China

		Telephone No.:	(+86)-10-63226593
(+86)-10-63226590
		Facsimile No.:	(+86)-10-66412321

Document 2

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should obtain independent professional advice.

If you have sold or transferred all your shares in Huaneng Power International, Inc., you should at once hand this circular and where applicable, the form of proxy and reply slip to the purchaser or transferee or to the bank, or a licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

CONTINUING CONNECTED TRANSACTIONS

Independent Financial Adviser
to the Independent Board Committee and the Independent Shareholders

Guotai Junan Capital Limited

A letter from the board of Directors of Huaneng Power International, Inc. is set out on pages 1 to 17 of this circular. A letter from the Independent Board Committee of Huaneng Power International, Inc. is set out on pages 18 to 19 of this circular. A letter from Guotai Junan Capital containing its advice to the Independent Board Committee and the independent shareholders of Huaneng Power International, Inc. is set out on pages 20 to 27 of this circular.

A notice convening the EGM to be held at 9 a.m. on 10 March 2011 at the headquarters of the Company at Huaneng Building, 4 Fusingmennei Street, Xicheng District, Beijing, the People’s Republic of China is set out on pages 35 to 37 of this circular.

If you intend to attend the EGM, you should complete and return the reply slip in accordance with the instructions printed thereon as soon as possible.

Whether or not you are able to attend, you should complete and return the form of proxy in accordance with the instructions printed thereon and return it to Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, as soon as possible and in any event by not later than 24 hours before the time appointed for holding such meeting or any adjournment thereof.

Completion and return of the form of proxy will not preclude you from attending and voting at the EGM should you so wish.

18 January 2011

DEFINITIONS

In this circular, the following expressions have the following meanings unless the context requires otherwise:

"A Shares"	domestic tradable shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Shanghai Stock Exchange;

"ADSs"	American Depositary Shares, each representing the ownership of 40 H Shares, which are listed on the New York Stock Exchange Inc.;

"associates"	has the meaning ascribed to it in the Hong Kong Listing Rules;

"Board"	the board of Directors of the Company;

"Company", "HPI"
Huaneng Power International, Inc., a sino foreign joint stock limited company incorporated in the PRC and the H Shares, ADSs and A Shares of which are listed on the Hong Kong Stock Exchange, the New York Stock Exchange Inc. and the Shanghai Stock Exchange, respectively, and its subsidiaries (as the case may be);

"connected persons"	has the meaning ascribed to it in the Hong Kong Listing Rules;

"Director(s)"	the director(s) (including independent non-executive directors) of the Company;

"EGM"
an extraordinary general meeting of the Company to be held for shareholders of the Company at 9 a.m. on 10 March 2011 to consider and approve the Huaneng Group Framework Agreement (and the caps of the transactions as contemplated thereby);

"Guotai Junan Capital"
Guotai Junan Capital Limited, a licensed corporation to carry on type 6 (advising on corporate finance) regulated activity as defined under the SFO, acting as the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the purchase of coal and transportation services and sale of products (and the relevant proposed caps) under the Huaneng Group Framework Agreement;

"H Shares"	overseas listed foreign shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange;

"HIPDC"	Huaneng International Power Development Corporation;

"Hong Kong"	the Hong Kong Special Administrative Region of the PRC;

"Hong Kong Listing Rules"	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;

"Huaneng Group"	China Huaneng Group;

"Huaneng Group Framework Agreement"
the "framework agreement on the continuing connected transactions (for 2011) between Huaneng Power International, Inc. and China Huaneng Group" entered into between the Company and Huaneng Group on 30 December 2010;

"Hua Neng HK"	China Hua Neng Group Hong Kong Limited;

"Independent Board Committee"
a committee of the Board established for the purpose of considering the terms and the transaction caps of the purchase of coal and transportation services and the sale of products contemplated under the Huaneng Group Framework Agreement, comprising Mr. Liu Jipeng, Mr. Yu Ning, Mr. Shao Shiwei, Mr. Zheng Jianchao and Mr. Wu Liansheng the independent non-executive Directors of the Company;

"Independent Shareholders"	Shareholders other than Huaneng Group, HIPDC and their respective associates, and who are not involved in, or interested in the transactions contemplated by the Huaneng Group Framework Agreement;

"Latest Practicable Date"	14 January 2011, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein;

"PRC"	the People’s Republic of China;

"RMB"	Renminbi, the lawful currency of the PRC;

"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);

"Shanghai Listing Rules"	The Rules Governing the Listing of securities on the Shanghai Stock Exchange;

"Shareholders"	the shareholders of the Company;

"Stock Exchange"	The Stock Exchange of Hong Kong Limited; and

"subsidiaries"	has the meaning ascribed to it in the Hong Kong Listing Rules.

LETTER FROM THE BOARD

Directors:	Legal Address:
Cao Peixi	West Wing, Building C
Huang Long	Tianyin Mansion
Wu Dawei	No. 2C
Huang Jian	Fuxingmennan Street
Liu Guoyue	Xicheng District
Fan Xiaxia	Beijing 100031
Shan Qunying	PRC
Xu Zujian
Huang Mingyuan
Liu Shuyuan

Independent Non-executive Directors:
Liu Jipeng
Yu Ning
Shao Shiwei
Zheng Jianchao
Wu Liansheng

18 January 2011
To the Shareholders

Dear Sir or Madam,

CONTINUING CONNECTED TRANSACTIONS

1.	INTRODUCTION

On 30 December 2010, the Board made an announcement ("Announcement") regarding on the continuing connected transactions arising from the Huaneng Group Framework Agreement. As stated in the Announcement, the Company shall issue a circular to the Shareholders containing further information of the continuing connected transactions as contemplated by the Huaneng Group Framework Agreement.

Under the Hong Kong Listing Rules, the conduct of purchase of coal and transportation services and the sale of products (and the relevant proposed caps thereof) by the Company from Huaneng Group and its subsidiaries and associates under the Huaneng Group Framework Agreement require Independent Shareholders’ approvals.

To comply with the requirements of the Hong Kong Listing Rules, the Independent Board Committee of the Company will advise the Independent Shareholders in connection with the terms of the continuing connected transactions (including the relevant proposed caps) regarding the purchase of coal and transportation services and the sale of products contemplated under the Huaneng Group Framework Agreement. The letter from the Independent Board Committee to the Independent Shareholders is included in this circular. Guotai Junan Capital has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders on the fairness and reasonableness of the terms in respect of the purchase of coal and transportation services and the sale of products (including the relevant proposed caps) under the Huaneng Group Framework Agreement and whether the purchase of coal and transportation services and the sale of products (including the relevant proposed caps) under the Huaneng Group Framework Agreement are in the interests of the Company and its shareholders as a whole. The letter of advice from Guotai Junan Capital to the Independent Board Committee and the Independent Shareholders is included in this circular.

Under the Hong Kong Listing Rules, Guotai Junan Capital is only required to opine on the continuing connected transactions relating to the purchase of coal and transportation services and the sale of products (including the relevant proposed caps) contemplated under the Huaneng Group Framework Agreement and, in which case, Guotai Junan Capital will not provide opinion on the other transactions contemplated under the Huaneng Group Framework Agreement (the "Other Transactions"). Notwithstanding such arrangement, the Company still includes details of the Other Transactions in this circular so that the Shareholders can have a full picture of all transactions as contemplated under the Huaneng Group Framework Agreement. The Company believes that on such basis, the Independent Shareholders have been provided with sufficient information so as to make an informed decision in the voting of the relevant proposed resolutions.

The purposes of this circular are:

(i)	to provide you with further information in relation to the transactions as contemplated by the Huaneng Group Framework Agreement;

(ii)
to set out the letter of advice from Guotai Junan Capital to the Independent Board Committee and the Independent Shareholders and the recommendation of the Independent Board Committee as advised by Guotai Junan Capital; and

(iii)
to seek your approval of the ordinary resolution in relation to the transactions as contemplated by the Huaneng Group Framework Agreement (and the relevant proposed caps thereof), which are set out in the notice of the EGM.

Independent Shareholders are advised to read this circular carefully for the details of all the continuing connected transactions (including the purchase of coal and transportation services and the sale of products, as well as the Other Transactions) before making their decision as regards voting. Independent Shareholders should also note that, if they vote in favor of the resolution proposed at the EGM regarding the Huaneng Group Framework Agreement, they would approve all the continuing connected transactions contemplated under the Huaneng Group Framework Agreement (including the purchase of coal and transportation services and the sale of products, as well as the Other Transactions). In the event that the resolution proposed at the EGM as regards the Huaneng Group Framework Agreement is not approved by the Independent Shareholders, all the continuing connected transactions contemplated under the Huaneng Group Framework Agreement (including the purchase of coal and transportation services and the sale of products, as well as the Other Transactions) would not be carried out by the Company.

2.	RELATIONSHIP BETWEEN THE COMPANY, HUANENG GROUP AND HIPDC

The Company and its subsidiaries mainly develop, construct, operate and manage large-scale power plants in China nationwide. It is one of the largest listed power producers in China, with a generation capacity of 46,664 MW on an equity basis.

Huaneng Group is principally engaged in development, investment, construction, operation and management of power plants; organising the generation and sale of power (and heat); and the development, investment, construction, production and sale of products in relation to energy, transportation, new energy and environmental protection industries.

Huaneng Group is the controlling shareholder of HIPDC, holding a 51.98% direct interest and a 5% indirect interest in HIPDC. At the same time, Huaneng Group holds an 11.06% direct interest and a 3.79% indirect interest in the issued shares of the Company. As at the Latest Practicable Date, HIPDC is the controlling shareholder of the Company, holding 36.05% of the issued shares of the Company.

The relationship between the Company and Huaneng Group is illustrated as follows:

*
Huaneng Group, through Hua Neng HK, indirectly holds a 100% interest in Pro-Power Investment Limited while Pro-Power Investment Limited holds a 5% interest in HIPDC. Therefore, Huaneng Group holds a 5% indirect interest in HIPDC.

# Of the 14.85% interest, 3.70% represents the interest in the H shares of the Company held by Huaneng Group through Hua Neng HK.

Under the Hong Kong Listing Rules, Huaneng Group and HIPDC are connected persons of the Company while the transactions between the Company and any of Huaneng Group and/or HIPDC (each include their respective subsidiaries and associates) constitute connected transactions of the Company, subject to the compliance with the relevant disclosures and/or independent shareholders approval requirements as stipulated in the Hong Kong Listing Rules (as the case may be).

3.	HUANENG GROUP FRAMEWORK AGREEMENT

The Company entered into a framework agreement with Huaneng Group on 20 October 2009 (as supplemented by a supplemental agreement dated 19 October 2010, collectively known as "HGF Framework Agreements for 2010") for the purpose of governing the conduct of certain continuing connected transactions between the Company and Huaneng Group (and its subsidiaries and associates) in 2010. Such agreements expired on 31 December 2010. Reference is made to the announcements of the Company dated 21 October 2009 and 20 October 2010, respectively, and the Company’s circular dated 6 November 2009 where details of the continuing connected transactions as contemplated by HGF Framework Agreements for 2010 (including the relevant caps) were set out therein.

In order to continue such transactions, the Company, as approved by the Board, entered into the Huaneng Group Framework Agreement with Huaneng Group on 30 December 2010 for a term commencing on 1 January 2011 and expiring on 31 December 2011. Pursuant to the Shanghai Listing Rules and the Hong Kong Listing Rules, Messrs. Cao Peixi, Huang Long, Wu Dawei, Huang Jian, Liu Guoyue and Fan Xiaxia, all being directors of the Board of the Company having a material interest in the continuing connected transactions, had abstained from voting on the board resolution relating to the entering of the Huaneng Group Framework Agreement. The resolution was voted by directors who are not connected to the transactions.

Pursuant to the Huaneng Group Framework Agreement, the Company will conduct the following transactions with Huaneng Group and its subsidiaries and associates on an on-going basis:

(1)	Purchase of ancillary equipment and parts

Due to operational needs, the Company has to outsource ancillary equipment and parts which include mainly the raw materials and ancillary equipment and other installation and products relevant to the production operation for the infrastructure construction work for power plants. Pursuant to the HGF Framework Agreements for 2010 with respect to the purchase of ancillary equipment and parts in 2010 by the Company from Huaneng Group and its subsidiaries and associates, the annual cap of such transactions for 2010 was set at RMB1.625 billion. During the period from 1 January 2010 to 30 November 2010, the aggregate transaction amount (unaudited) in respect of the purchase of ancillary equipment and parts by the Company from Huaneng Group and its subsidiaries and associates was approximately RMB626 million. It is estimated that at the end of 2010, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2010. According to the management policy of the Company and its subsidiaries, the Company will through tender process enter into arrangement with entities which can offer the lowest prices/most favorable terms to the Company for the purchase of ancillary equipment and parts. As such, Company and its subsidiaries purchased part of the ancillary equipment and parts during 2010 from independent third parties at prices which were relatively lower than the prices offered by Huaneng Group and its subsidiaries and associates. For 2011, the aggregate transaction amount with respect to the purchase of ancillary equipment and parts by the Company from Huaneng Group and its subsidiaries and associates under the Huaneng Group Framework Agreement is estimated not to exceed RMB1.615 billion, lower than the anticipated transaction amount of 2010. Such cap is estimated on the basis of the existing overall business scale and operation of the power plants of the Company, the anticipated development and growth of such power plants as deemed reasonable by the Company, as well as taking into account the benefit of offering favorable prices on bulk purchases by Huaneng Group and its subsidiaries and associates.

The competitive advantage of Huaneng Group and its subsidiaries and associates in the supply of ancillary equipment and parts is that they are able to offer more favorable prices for bulk purchase of ancillary equipment and parts. Taking into consideration the ability of Huaneng Group and its subsidiaries and associates to offer more favorable prices for ancillary equipment and parts, and owing to their close relationships with the Company, Huaneng Group and its subsidiaries and associates are able to provide the Company with the ancillary equipment and parts in a timely and reliable manner, thereby minimizing the management and operational costs of the Company.

Pursuant to the Huaneng Group Framework Agreement, the terms and the prices with respect to the purchase of ancillary equipment and parts by the Company from Huaneng Group and its subsidiaries and associates are negotiated at arm’s length terms, taking into account the then prevailing market conditions; but in any event at the terms and prices no less favorable than those offered to the Company by an independent third party for the same or similar type of ancillary equipment and parts. In addition, the payment of such purchases will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to such framework agreement.

The Board (including the independent non-executive Directors) is of the view that the transactions for the purchase of ancillary equipment and parts as contemplated by the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favorable to the Company than terms available from independent third parties); and (3) on terms and the proposed cap that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the scale of the transactions in question calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules do not exceed 5%, such transactions are therefore only subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.37 to 14A.40 of the Hong Kong Listing Rules in respect of the annual review of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2011 exceeds the above cap (i.e. RMB1.615 billion), the Company will further comply with the requirements under Rule 14A.36 of the Hong Kong Listing Rules.

(2)	Purchase of coal and transportation services

Coal is the major raw material of the Company for power generation. Pursuant to the Huaneng Group Framework Agreement, the Company will purchase coal and coal transportation services from Huaneng Group and its subsidiaries and associates at prices and charges calculated by reference to RMB/ton and the actual weight of carriage, with arm’s length terms taking into account the then market conditions, and in any event the terms of the purchases of coal and the transportation service shall be no less favorable than those offered by independent third parties to the Company for the same or similar type of coal supply or transportation services.

Pursuant to the HGF Framework Agreements for 2010 with respect to the purchase of coal and transportation services in 2010 by the Company from Huanang Group and its subsidiaries and associates, the cap of the aggregate transaction amount for 2010 was set at RMB8.347 billion. During the period from 1 January 2010 to 30 November 2010, the aggregate transaction amount (unaudited) for purchase of coal and transportation services by the Company from Huaneng Group and its subsidiaries and associates was approximately RMB7.048 billion. It is estimated that at the end of 2010, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2010. The cap of the transaction amount for purchase of coal and transportation services by the Company from Huaneng Group and its subsidiaries and associates pursuant to the Huaneng Group Framework Agreement in 2011 is estimated to be RMB17.140 billion. The payment of the consideration will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to the framework agreement. The cap of such amount is set on the basis of the prevailing overall business scale and operation of the power plants of the Company, and the anticipated development and growth of such power plants as deemed reasonable by the Company, taking into account the benefit of offering favorable terms on bulk purchase by Huaneng Group and its subsidiaries and associates. As compared to the relevant transaction amount for 2010, there has been a relatively substantial increase in the abovementioned estimated transaction amount. Such relatively substantial increase is attributable by the fact that certain of the self-constructed power plants of the Company are expected to commence production operation in 2011. Likewise, the acquisition of certain companies from Shandong Electric Power Corporation, Shandong Luneng Development Holding Limited is expected to be completed in 2011. These will substantially increase the overall business scale of the Company and its subsidiaries, and will result in the increase in the needs for the coal and transportation. The estimate of the abovementioned amount has also taken into account the fact that there exists a possibility in the increase in coal prices in 2011, which will result in the increase in the transaction amount of coal purchases. At the same time, it has also taken into consideration Huaneng Group’s capability in offering competitive prices on bulk purchase of coal and transportation.

The competitive advantage of Huaneng Group and its subsidiaries and associates in the supply of coal and transportation services is that they can offer more favorable terms for bulk purchase of coal and transportation services. Taking into consideration the ability of Huaneng Group and its subsidiaries and associates to offer more favorable terms for purchases of coal and transportation services, and owing to their close relationships with the Company, Huaneng Group and its subsidiaries and associates are able to provide the Company with coal and transportation in a timely and reliable manner, thereby minimizing the management and operational costs of the Company.

The Board (including the independent non-executive Directors) are of the view that the transactions for the purchase of coal and transportation services from Huaneng Group and its subsidiaries and associates contemplated under the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favorable to the Company than terms available from independent third parties); and (iii) on terms and the proposed cap that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the transaction scale for the purchase of coal and transportation services from Huaneng Group and its subsidiaries and associates calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceed 5%, such transactions are therefore subject to the reporting, announcement and Independent Shareholders’ approval requirements under Rules 14A.45 to 14A.48 of the Hong Kong Listing Rules. The Company has conducted a detailed survey in respect of its short-term and long-term operational demand for coal and coal transportation services. The Company is of the view that before the convening of the extraordinary general meeting, such transaction will not (and the Company will through its internal control system ensure that such transaction will not) exceed the relevant thresholds that require Independent Shareholders’ approval under the Hong Kong Listing Rules.

(3)	Sale of products

To be more cost-efficient in management, the Company’s subsidiary(ies) will be engaging in centralising the purchase of fuel and other related products for certain power plants of Huaneng Group and its subsidiaries and associates. The products sold by the Company to Huaneng Group and its subsidiaries and associates are mainly coal sales, the prices and charges of which are calculated by reference to RMB/ton and the actual weight of carriage, with arm’s length terms taking into account the then market conditions, and in any event the terms of the purchases of coal and the related products shall be no less favourable than those offered by independent third parties to the Company for the same or similar type of coal supply and the related products services. Pursuant to the HGF Framework Agreements for 2010 with respect to sale of products in 2010 by the Company to Huaneng Group and its subsidiaries and associates, the cap of the aggregate transaction amount for 2010 was set at RMB1.28 billion. During the period from 1 January 2010 to 30 November 2010, the aggregate transaction amount (unaudited) for sale of products by the Company to Huaneng Group and its subsidiaries and associates was approximately RMB0.828 billion. It is estimated that at the end of 2010, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2010. For 2011, the transaction amount with respect to the sale of products between the Company and Huaneng Group and its subsidiaries and associates is estimated to be RMB4.27 billion. The payment of the consideration will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties pursuant to the Huaneng Group Framework Agreement. Such cap is based on the estimation of the coal and other related products required by certain power plants of Huaneng Group and its subsidiaries and associates for 2011. As compared to the relevant transaction amount for 2010, there has been a relatively substantial increase in the abovementioned estimated transaction amount. Such substantial increase is attributable by the fact that certain power plants of Huaneng Group and its subsidiaries are expected to have additional new generating units in 2011. It will increase the overall business scale of Huaneng Group and hence result in the increase in the needs for coal. The estimate of the abovementioned amount has also taken into account the fact that there exists a possibility in the increase in coal prices in 2011, which will result in the increase in the transaction amount of coal purchases. The Company is of the view that sale of products to the power plants of Huaneng Group and its subsidiaries and associates can bring about operation benefits for the Company.

The Board (including the independent non-executive Directors) is of the view that the transactions for sale of products to Huaneng Group and its subsidiaries and associates pursuant to the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favorable to the Company than terms available from independent third parties); and (iii) on terms and the proposed cap that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the transaction scale for the sale of products from Huaneng Group and its subsidiaries and associates calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceed 5%, such transactions are therefore subject to the reporting, announcement and Independent Shareholders’ approval requirements under Rules 14A.45 to 14A.48 of the Hong Kong Listing Rules. The Company has conducted a detailed survey in respect of its short-term and long-term operational demand for sale of products. The Company is of the view that before the convening of the extraordinary general meeting, such transaction will not (and the Company will through its internal control system ensure that such transaction will not) exceed the relevant thresholds that require Independent Shareholders’ approval under the Hong Kong Listing Rules.

(4)	Leasing of facilities, land and office spaces

For operational needs, the Company has to rent facilities, land and office spaces (mainly power transmission and transformation assets, vessels, power plants land and office spaces) from Huaneng Group and its subsidiaries and associates. Pursuant to the HGF Framework Agreements for 2010 with respect to the leasing of power transmission and transformation assets, vessels, power plant land and office spaces in 2010 by the Company from Huaneng Group and its subsidiaries and associates, the cap of the relevant transaction amount for 2010 was set at RMB248 million. During the period from 1 January 2010 to 30 November 2010, the aggregate fee (unaudited) which has already been paid by the Company to Huaneng Group and its subsidiaries and associates for leasing of the facilities, land and office was RMB201 million. It is estimated that at the end of 2010, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2010. Pursuant to the Huaneng Group Framework Agreement, the aggregate transaction amount with respect to the leasing of facilities, land and office spaces by the Company from Huaneng Group and its subsidiaries and associates to the Company in 2011 is estimated not to exceed RMB423 million, higher than the anticipated transaction amount of 2010. The estimate of such cap amount is based on the prevailing overall business scale and operation of the power plants of the Company, the anticipated development and growth of such power plants as deemed reasonable by the Company, taking into account as the same time the benefit of favorable prices offered by Huaneng Group and its subsidiaries and associates.

In respect of leasing facilities, land and office space, the competitive advantage of Huaneng Group and its subsidiaries and its associates is their ability to offer more favorable prices for leasing facilities, land and office spaces. In 2011, the Company expects that certain of its self-constructed power plants will commence production operation. Likewise, the acquisition of certain companies from Shandong Electric Power Corporation, Shandong Luneng Development Holding Limited is expected to be completed in 2011, the operation scale of the Company will correspondingly be expanded. It is anticipated that the Company will continue to require additional facilities, land and office space to satisfy its operational needs. Taking into consideration the capability of Huaneng Group, its subsidiaries and its associate in offering competitive prices for facilities, land and office space, and owing to their close relationships with the Company, Huaneng Group and its subsidiaries and associates are able to provide the Company with the facilities, land and office spaces in a timely and reliable manner, thereby minimizing the management and operational costs of the Company.

Pursuant to the Huaneng Group Framework Agreement, the terms and the prices with respect to the leasing of facilities, land and office spaces to the Company by Huaneng Group and its subsidiaries and associates are negotiated at arm’s length terms, taking into account the then prevailing market conditions; but in any event at the leasing terms and prices no less favourable than those offered to the Company by independent third parties for the same or similar types of facilities, land and office spaces. In addition, the payment will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to the framework agreement.

The Board (including the independent non-executive Directors) is of the view that the transactions for the leasing of facilities, land and office spaces contemplated under the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favorable to the Company than terms available from independent third parties); and (iii) on terms and the proposed cap that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the scale of the subject transactions calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules do not exceed 5%, such transactions are therefore only subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition,the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.37 to 14A.40 of the Hong Kong Listing Rules in respect of conducting annual reviews of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2011 exceeds the above cap (i.e. RMB423 million), the Company will further comply with the requirements under Rule 14A.36 of the Hong Kong Listing Rules.

(5)	Technical services, engineering contracting services and other services

The reciprocal services for technical services, engineering contracting services and other services between the Company and its subsidiaries with Huaneng Group and its subsidiaries and associates mainly include the provision of maintenance of power plants monitoring system, real-time consolidation of project data, trial run of generating units, monitoring of facilities construction work of power plants and other ancillary services relating to operation and insurance services by Huaneng Group and its subsidiaries and its subsidiaries to the Company and its subsidiaries. At the same time, the Company and its subsidiaries provide operation/production related services to Huaneng Group and its subsidiaries and its associates. Pursuant to the HGF Framework Agreements for 2010 with respect to the purchase of technical services and engineering contracting services by the Company from Huanang Group and its subsidiaries and associates, the cap for the aggregate transaction amount for 2010 was set at RMB587 million. During the period from 1 January 2010 to 30 November 2010, the aggregate transaction amount (unaudited) for the purchase of technical services and engineering contracting services by the Company from Huaneng Group and its subsidiaries and associates was approximately RMB222 million. It is estimated that at the end of 2010, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2010. Pursuant to the Huaneng Group Framework Agreement, the transaction amount with respect to the purchase of technical services, engineering contracting services and other services by the Company from Huaneng Group and its subsidiaries and its associates in 2011 is estimated not to exceed RMB638 million, slightly higher than the anticipated transaction amount of 2010. The estimate of such cap is based on the one hand on the prevailing overall business scale and operation of the power plants of the Company as well as the anticipated development and growth of such power plants as deemed reasonable by the Company, having taken into account the benefit of favorable prices for the purchase of technical services and engineering contracting services and other services offered by Huaneng Group and its subsidiaries and associates. On the other hand, consideration has also been given to the needs of the production related services by the Company to Huaneng Group and its subsidiaries and associates.

On the one hand, the competitive advantage of Huaneng Group and its subsidiaries and associates in the provision of technical services, engineering contracting services and other services is that they can offer more favorable prices for the provision of technical services, engineering contracting services and other services. Taking into consideration the ability of Huaneng Group and its subsidiaries and associates to offer more favorable prices for the provision of technical services, engineering contracting services and other services, and owing to their close relationships with the Company, Huaneng Group and its subsidiaries and associates are able to provide the Company with the technical services, engineering contracting services and other services in a timely and reliable manner, thereby minimizing the management and operational costs of the Company. In addition, certain subsidiaries and associates of Huaneng Group specialize in the research of information technology and domestic renewable energy technology, as well as the installation of thermal power facilities in the PRC. Given the ability of Huaneng Group and its subsidiaries and associates to provide reliable and efficient information technology services, and advanced and comprehensive industry-specific technology services and engineering contracting services, the operation costs of the Company can thus be reduced. On the other hand, the Company is of the view that that the provision of production related services to Huaneng Group and its subsidiaries and associates by the Company can bring about operation benefits for the Company.

Pursuant to the Huaneng Group Framework Agreement, the terms and the prices with respect to the purchase of technical services, engineering contracting services and other services by the Company from Huaneng Group and its subsidiaries and associates are negotiated at arm’s length terms, taking into account the then prevailing market conditions; but in any event at the terms and prices no less favorable than those offered to the Company by independent third parties for the same or similar types of technical services, engineering contracting services and other services. In addition, the payment of consideration will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to the framework agreement.

The Board (including the independent non-executive Directors) is of the view that the transactions for the purchase of technical services, engineering contracting services and other services as contemplated under the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); and (iii) on terms and the proposed cap that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the scale of the subject transactions calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules do not exceed 5%, such transactions are therefore only subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.37 to 14A.40 of the Hong Kong Listing Rules in respect of conducting annual reviews of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2011 exceeds the above cap (i.e. RMB638 million), the Company will further comply with the requirements under Rule 14A.36 of the Hong Kong Listing Rules.

(6)	Provision of entrusted sale services

The provision of entrusted sale services from Huaneng Group and its subsidiaries and associates to the Company involve mainly the use of power generation quota of Huaneng Group and its subsidiaries and associates for substituted power generation by the Company. Pursuant to the HGF Framework Agreements for 2010 with respect to the provision of entrusted sale services to the Company from Huaneng Group and its subsidiaries and associates in 2010, the cap of the aggregate transaction amount for 2010 was set at RMB67 million. During the period from 1 January 2010 to 30 November 2010, the aggregate transaction amount (unaudited) for provision of entrusted sale services by the Company from Huaneng Group and its subsidiaries and associates was approximately RMB8 million. It is estimated that at the end of 2010, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2010. For 2011, the transaction amount with respect to the such services between the Company and Huaneng Group and its subsidiaries and associates is estimated to be RMB941 million. Such cap is estimated on the basis of the existing overall business scale and operation of the relevant parties and the anticipated development of such transaction as deemed reasonable by the Company. As compared to the relevant transaction amount for 2010, there has been a relatively substantial increase in the abovementioned estimated transaction amount. Such substantial increase is attributable by the fact that certain power plants of Huaneng Group and its subsidiaries will close down some small generating units in 2011 and hence will increase the Company’s substituted power generation capacity. At the same time, given that those relevant power plants of Huaneng Group and its subsidiaries have a relatively higher tariff level in 2010, this will result in the increase in the transaction amount for the provision of entrusted sale services. As the Company owns relatively advanced power generating units, the use by the Company of the power generation quota of Huaneng Group and its subsidiaries and associates for substituted power generation can bring about relatively better benefits for both parties.

Pursuant to the Huaneng Group Framework Agreement, the terms and prices with respect to the provision of aforesaid entrusted sale services between the Company and Huaneng Group and its subsidiaries and associates are negotiated at arm’s length terms, taking into account the then prevailing market conditions; but in any event at the terms and prices no less favorable than those offered to the Company by an independent third party for the same or similar type of services. In addition, payment will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to the framework agreement.

The Board (including the independent non-executive Directors) is of the view that the transactions for provision of entrusted sale services pursuant to the Huaneng Group Framework Agreement were entered into (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favorable than terms offered by the Company to independent third parties); and (iii) on terms and the proposed cap that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the scale of the subject transactions calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules do not exceed 5%, such transactions are therefore only subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.37 to 14A.40 of the Hong Kong Listing Rules in respect of the annual review of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2011 exceeds the above cap (i.e. RMB941 million), the Company will further comply with the requirements under Rule 14A.36 of the Hong Kong Listing Rules.

	(7)	Entrusted Loan

The Huaneng Group Framework Agreement has also included the provision of entrusted loan from Huaneng Group and its subsidiaries and associates to the Company and its subsidiaries. The interest on the entrusted loans arising from the relevant entrusted loan for 2011 are expected to be RMB600 million.

Given that the entrusted loan is to be provided by Huaneng Group and its subsidiaries and associates to the Company and its subsidiaries on normal commercial terms which are comparable to or more favourable than those offered by independent third parties for similar service in the PRC and where no security over the assets of the Company is granted in respect of such services, the transactions for entrusted loan completed under the Huaneng Group Framework Agreement are exempted from reporting, announcement and Independent Shareholders’ approval requirements under Rule 14A.65(4) of the Hong Kong Listing Rules.

4.	THE EGM

Under the Hong Kong Listing Rules, the purchase of coal and transportation services and the sale of products under the Huaneng Group Framework Agreement constitute continuing connected transactions to the Company. The aggregate of the transaction scale of each of such type of transactions exceeds 5% of the applicable percentage ratios as calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules. Pursuant to Rule 14A.18 of the Hong Kong Listing Rules, the Company shall obtain the Independent Shareholders’ approvals for the conduct of the transactions of purchase of coal and transportation services and the sale of products (including the relevant proposed caps) under the Huaneng Group Framework Agreement. On the other hand, pursuant to the Shanghai Listing Rules, the conduct of all transactions with Huaneng Group (together with its subsidiaries and associates, all being treated as the concerted related parties of the Company under the Shanghai Listing Rules) as set out in this circular shall be approved by the Independent Shareholders of the Company. The EGM will be held for considering and approving for the conduct of all the continuing connected transactions contemplated by the Huaneng Group Framework Agreement (and the proposed caps thereof) by the Independent Shareholders. Huaneng Group, HIPDC and their respective associates and Shareholders who are involved in, or interested in the transactions contemplated by the Huaneng Group Framework Agreement (holding an aggregate of 7,154,663,321 shares in the Company, representing approximately 50.90% of the total issue shares of the Company as at the Latest Practicable Date) will abstain from voting in the resolution with respect to the conduct of the continuing connected transaction (including the relevant proposed caps) contemplated under the Huaneng Group Framework Agreement at the EGM, at which the proposed resolution will be passed by way of ordinary resolution and voting will be taken by way of a poll in accordance with the requirements of the Hong Kong Listing Rules. The Notice of EGM is set out on pages 35 to 37 of this circular.

Independent Shareholders are advised to read this circular carefully for the details of all the continuing connected transactions (including the purchase of coal and transportation services and the sale of products, as well as the Other Transactions) before making their decision as regards voting. Independent Shareholders should also note that, if they vote in favor of the resolution proposed at the EGM regarding the Huaneng Group Framework Agreement, they would approve all the continuing connected transactions contemplated under the Huaneng Group Framework Agreement (including the purchase of coal and transportation services and the sale of products, as well as the Other Transactions). In the event that the resolution proposed at the EGM as regards the Huaneng Group Framework Agreement is not approved by the Independent Shareholders, all the continuing connected transactions contemplated under the Huaneng Group Framework Agreement (including the purchase of coal and transportation services and the sale of products, as well as the Other Transactions) would not be carried out by the Company.

A reply slip and a form of proxy for use by the Independent Shareholders at the EGM are enclosed with this circular. Whether or not you intend to attend the meeting in person, you are requested to complete and return the reply slip in accordance with the instructions printed thereon to the business address of the Company at Huaneng Building, 4 Fuxingmennei Street, Xicheng District, Beijing, PRC as soon as possible but in any event not later than 18 February 2011. The enclosed form of proxy should be completed and returned to the Company’s H Share Registrar, Hong Kong Registrars Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong or the registered office of the Company in accordance with the instructions printed thereon as soon as practicable and in any event by not later than 24 hours before the time appointed for the holding of the EGM. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting should you so wish.

5.	RECOMMENDATIONS

Your attention is drawn to the letter from the Independent Board Committee to the Independent Shareholders of the Company, which is set out on pages 18 to 19 of this circular, and which contains their recommendation in respect of the transactions relating to the purchase of coal and transportation services and the sale of products (including the relevant proposed caps) under the Huaneng Group Framework Agreement.

The letter of advice from Guotai Junan Capital to the Independent Board Committee and the Independent Shareholders on the fairness and reasonableness of the terms of the transactions relating to the purchase of coal and transportation services and the sale of products (including the relevant proposed caps) under the Huaneng Group Framework Agreement whether the transactions relating to the purchase of coal and transportation services and the sale of products (including the relevant proposed caps) under the Huaneng Group Framework Agreement are in the interests of the Company and its shareholders as a whole is set out on pages 20 to 27 of this circular.

The Independent Board Committee, having taken into account the advice of Guotai Junan Capital, considers that the terms of the transactions relating to the purchase of coal and transportation services and the sale of products (including the relevant proposed caps) under the Huaneng Group Framework Agreement are fair and reasonable so far as the Independent Shareholders are concerned and that the transactions relating to the purchase of coal and transportation services and the sale of products (including the relevant proposed caps) under the Huaneng Group Framework Agreement are in the interests of the Company and its shareholders as a whole. Accordingly, it recommends that the Independent Shareholders vote in favour of the resolution to approve the transactions relating to the purchase of coal and transportation services and the sale of products (including the relevant proposed caps) under the Huaneng Group Framework Agreement.

6.	OTHER INFORMATION

Your attention is drawn to the general information set out in the appendix to this circular.

Yours faithfully
By order of the Board
Huaneng Power International, Inc.
Cao Peixi
Chairman

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

Registered office:
West Wing, Building C
Tianyin Mansion
2C Fuxingmennan Street
Xicheng District
Beijing 100031
The People’s Republic of China

18 January 2011

To the Independent Shareholders

Dear Sir or Madam,

CONTINUING CONNECTED TRANSACTIONS

We, the Independent Board Committee of Huaneng Power International, Inc., are advising the Independent Shareholders in connection with the transactions relating to the purchase of coal and transportation services and the sale of products (including the relevant proposed caps) under the Huaneng Group Framework Agreement, details of which are set out in the letter from the Board contained in the circular ("Circular") of the Company to the Shareholders dated 18 January 2011, of which this letter forms a part. Terms defined in the Circular shall have the same meanings when used herein unless the context otherwise requires.

Under the Hong Kong Listing Rules, the transactions relating to the purchase of coal and transportation services and the sale of products under the Huaneng Group Framework Agreement constitute connected transactions to the Company. Accordingly, the conduct of the transactions relating to the purchase of coal and transportation services and the sale of products (including the relevant proposed caps) under the Huaneng Group Framework Agreement will require the approval of the Independent Shareholders at the EGM.

We wish to draw your attention to the letter of advice from Guotai Junan Capital set out on pages 20 to 27 of the Circular. We have discussed the letter and the opinion contained therein with Guotai Junan Capital.

Having considered, inter alia, the factors and reasons considered by, and the opinion of, Guotai Junan Capital, as stated in its aforementioned letter, we consider the terms of the transactions relating to the purchase of coal and transportation services and the sale of products (including the relevant proposed caps) under the Huaneng Group Framework Agreement to be fair and reasonable so far as the Independent Shareholders are concerned. We are of the view that the transactions relating to the purchase of coal and transportation services and the sale of products (including the relevant proposed caps) under the Huaneng Group Framework Agreement are in the interests of the Company and its shareholders as a whole. Accordingly, we recommend that the Independent Shareholders vote in favour of the ordinary resolution in the Notice of EGM set out at the end of the Circular to be proposed at the EGM to be held on 10 March 2011 and thereby approve the relevant transactions (including the relevant proposed caps) under the Huaneng Group Framework Agreement.

Yours faithfully,
Liu Jipeng Yu Ning Shao Shiwei Zheng Jianchao Wu Liansheng
Independent Directors

LETTER FROM GUOTAI JUNAN CAPITAL

The following is the text of the letter of advice from Guotai Junan Capital, the independent financial adviser to the Independent Board Committee and the Independent Shareholders, in relation to the continuing connected transactions regarding the purchase of coal and transportation services and the sale of products under the Huaneng Group Framework Agreement, which has been prepared for the purpose of inclusion in this circular.

27th Floor
Grand Millennium Plaza
181 Queen’s Road Central
Guotai Junan Capital Limited	Hong Kong

18 January 2011

To the Independent Board Committee and the Independent Shareholders

Dear Sirs,

CONTINUING CONNECTED TRANSACTIONS
IN RELATION TO
THE COAL PURCHASE AND THE SALE OF PRODUCTS UNDER THE
HUANENG GROUP FRAMEWORK AGREEMENT

INTRODUCTION

We refer to our appointment as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in connection with (i) the purchase of coal and transportation services from Huaneng Group and its subsidiaries and associates (the "Coal Purchase"); and (ii) the sale of products to Huaneng Group and its subsidiaries and associates (the "Sale of Products"), pursuant to the Huaneng Group Framework Agreement. Details of the Huaneng Group Framework Agreement and the transactions contemplated thereunder are set out in the letter from the Board (the "Letter from the Board") contained in the circular of the Company dated 18 January 2011 (the "Circular") of which this letter forms part. Unless the context requires otherwise, capitalised terms used in this letter shall have the same meanings as those defined in the Circular.

On 30 December 2010, the Huaneng Group Framework Agreement was entered into between the Company and Huaneng Group. As set out in the Letter from the Board, the Company had been conducting certain transactions with Huaneng Group in the past under the HGF Framework Agreements for 2010. As the HGF Framework Agreements for 2010 expired on 31 December 2010, Huaneng Group Framework Agreement was entered into between the Company and Huaneng Group to set out the terms of certain continuing connected transactions, including the Coal Purchase and the Sale of Products.

As set out in the Letter from the Board, Huaneng Group is a connected person of the Company and therefore the transactions contemplated under the Huaneng Group Framework Agreement constitute continuing connected transactions of the Company. As the proposed annual cap for each of the Coal Purchase and the Sale of Products exceeds 5% of the applicable percentage ratios as calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules, the Coal Purchase and the Sale of Products are subject to, among other things, the requirements of Independent Shareholders’ approval at the EGM, and the inclusion in the Circular of the respective letters of advice from the Independent Board Committee and an independent financial advisor relating to the Coal Purchase and the Sale of Products. On the other hand, the Huaneng Group Framework Agreement and all the transactions contemplated thereunder are subject to Independent Shareholders’ approval at the EGM as required by the Shanghai Listing Rules. Huaneng Group, HIPDC and their respective associates and Shareholders who are involved in, or interested in the transactions contemplated by the Huaneng Group Framework Agreement (holding an aggregate of approximately 50.90% of the total issue shares of the Company as at the Latest Practicable Date) will abstain from voting at the EGM on the resolution with respect to the Huaneng Group Framework Agreement.

The Independent Board Committee comprising all the five independent non-executive directors of the Company, namely Mr. Liu Jipeng, Mr. Yu Ning, Mr. Shao Shiwei, Mr. Zheng Jianchao and Mr. Wu Liansheng, has been established to consider the terms of the Coal Purchase and the Sale of Products (including the relevant annual caps) and to make recommendation to the Independent Shareholders as regards voting. We, Guotai Junan Capital, has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders as to (i) whether the terms (including the relevant annual caps) of the Coal Purchase and the Sale of Products are normal commercial terms, in the ordinary and usual course of business of the Company, fair and reasonable in so far as the Independent Shareholders are concerned; (ii) whether the Coal Purchase and the Sale of Products are in the interests of the Company and the Shareholders as a whole; and (iii) to make recommendation to the Independent Shareholders as regards voting.

Independent Shareholders should note that the advices and recommendation given by the Independent Board Committee and Guotai Junan Capital are on the Coal Purchase and the Sale of Products only, and do not cover the other transactions (the "Other Transactions") contemplated under the Huaneng Group Framework Agreement. Independent Shareholders are advised to read the Letter from the Board carefully for the details of the Other Transactions before making their decision as regards voting. Independent Shareholders should also note that, if they vote in favor of the resolution proposed at the EGM regarding the Huaneng Group Framework Agreement, they would approve all the transactions contemplated under the Huaneng Group Framework Agreement (including the Coal Purchase, the Sale of Products, as well as the Other Transactions). In the event that the resolution proposed at the EGM as regards the Huaneng Group Framework Agreement is not approved by the Independent Shareholders, the Coal Purchase, the Sale of Products and all Other Transactions could not be carried out by the Company.

According to the Letter from the Board, the Other Transactions include purchase of ancillary equipment and parts, leasing of facilities, land and office spaces, provision of technical services, engineering contracting services and other services, provision of entrusted sales services and payment of interest for entrusted loan. We understand from the Company and its legal advisors that it is required by the Shanghai Stock Exchange to bind all the transactions contemplated under the Huaneng Group Framework Agreement into one resolution and to seek Independent Shareholders’ approval altogether at the EGM. In view of such compliance requirement and having considered that the details of all the transactions contemplated under the Huaneng Group Framework Agreement as well as the arrangement as regards voting at the EGM have been disclosed in the Letter from the Board to enable the Independent Shareholders to make an informed decision, we concur with the view of the Directors that it is fair and reasonable for the Company to seek Independent Shareholders’ approval for all the transactions contemplated under the Huaneng Group Framework Agreement at the EGM under one resolution.

BASIS AND ASSUMPTIONS OF OUR OPINION

In formulating our opinion, we have relied on the statements, information, opinions and representations expressed to us by the executive Directors, the Company and its management. We have assumed that all such statements, information, opinions and representations expressed to us by the executive Directors, the Company and its management, for which they are solely responsible, are true and accurate and valid at the time they were made and given and continue to be true and valid up to and including the date of the EGM. We have also assumed that all the opinions and representations have been reasonably made by the executive Directors, the Company and its management after due and careful enquiry. We have also sought and obtained confirmation from the executive Directors that no material facts have been omitted from the information provided to us. We have no reason to doubt the truth, accuracy and completeness of the statements, information, opinions and representations provided to us by the executive Directors, the Company and its management or to believe that material information has been withheld or omitted from the information provided to us. We have not, however, carried out an independent verification of the information provided, nor have we conducted an independent investigation into the business and affairs of the Company or any of its subsidiaries.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In considering whether the terms of the Coal Purchase and the Sale of Products, and the relevant annual caps are fair and reasonable in so far as the Independent Shareholders are concerned, we have taken into account the principal factors and reasons set out below:

1.	Background to and reasons for the Coal Purchase and the Sale of Products

The Company is engaged in developing, constructing, operating and managing large-scale power plants throughout China. It is one of the largest listed power producers in China, with a generation capacity of 46,664MW on an equity basis. The Company’s domestic power plants are located in 17 provinces, municipalities and autonomous regions. The Company also has a wholly-owned power plant in Singapore. The Company’s power plants within China achieved a total power generation of 203.520 billion kWh for the year ended 31 December 2009 and 118.836 billion kWh for the six months ended 30 June 2010. Fuel cost represents the major component of operating expenses of the Company and coal is the major raw material of the Company for power generation. According to the 2009 annual report of the Company, fuel cost for the year ended 31 December 2009 amounted to RMB44.9 billion, representing approximately 66.4% of the total operating expenses. According to the 2010 interim report of the Company, fuel cost for the six months ended 30 June 2010 amounted to RMB31.7 billion, representing approximately 71.2% of the total operating expenses. In this light, it is essential for the Company to ensure stable coal supplies and control fuel cost and quality at a reasonable level.

As set out in the paragraph headed "Relationship between the Company, Huaneng Group and HIPDC" in the Letter from the Board, Huaneng Group has a close relationship with the Company through its direct and indirect interests in the share capital of the Company. Huaneng Group is principally engaged in, among other things, development and operation of power plants and business, organizing the generation, production and sale of power, heat and products in relation to energy, transportation, new energy and environmental protection industries. We understand from the management of the Company that the subject matter of the Sale of Products under the Huaneng Group Framework Agreement would mainly consist of coal for use in certain power plants of Huaneng Group.

Per our discussion with the management of the Company, the Company purchases coal from coal mines near their coal-fired power plants for the sake of efficiency and saving transportation cost, and bulk purchases would usually enable the purchaser to bargain favorable terms and pricing. Most of the Company’s power plants are located along riverside or coastal region of China. Because of the different locations of power plants of the Company and that of Huaneng Group, each of the Company and Huaneng Group possesses competitive advantages in bulk-purchasing in different regions of China. Accordingly, the Coal Purchase would enable the Company to purchase coal at competitive price from Huaneng Group in locations where Huaneng Group possesses competitive advantage in bulk-purchasing, while the Sale of Products would enable the Company to purchase coal in bulk and in regions where the Company itself possesses competitive advantages, for meeting the production needs of both the Company’s power plants and the power plants of Huaneng Group nearby. In this light, the Coal Purchase and Sale of Products would create synergy and strategic benefits for the Company in ensuring coal supply and monitoring fuel cost. We also understand from the Company that coal purchases from Huaneng Group have been timely and reliable. As the Coal Purchase and the Sale of Products have been carried out for some time in the past, each of the Company and Huaneng Group is familiar with the work flow and production condition of the relevant power plants of each other. The Coal Purchase and the Sale of Products would also allow the Company to, leverage on the business network of Huaneng Group, assess a wider network of coal supply with competitive pricing, get the most out of the respective competitive advantage of each the Company and Huaneng Group in terms of purchasing in relevant regions of China, and thereby optimising supply chain management and utilisation of resources. Based on the above, we concur with the view of the Directors that the Coal Purchase and the Sale of Products are in the ordinary course of business of the Company and are in the interests of the Company and the Shareholders as a whole.

2.	Principal terms of the Coal Purchase and the Sale of Products

The Coal Purchase and the Sale of Products would be conducted under the Huaneng Group Framework Agreement, for a term of one year commencing on 1 January 2011 and expiring on 31 December 2011.

Pursuant to the Huaneng Group Framework Agreement, the price of both the Coal Purchase and Sale of Products would be calculated by reference to RMB/ton and the actual weight of carriage, with arm’s length terms taking into account the then market conditions, and in any event the terms of such purchases or sale shall be no less favorable than those offered by independent third parties to the Company for the same or similar type of coal supply, transportation services and/or the related products. In addition, we are advised by the management that the Company usually enters into one-year term master purchase agreement with independent coal suppliers and Huaneng Group in the beginning of a year, with an indication of annual purchase quantity and pricing. We are advised by the management that, as noted from their previous experience, targeted coal purchases as set out in the master purchase agreement with Huaneng Group have been materialized nearly in full, while the purchase orders with third parties may not be fully materialized, possibly due to changes in market conditions from time to time. In this light, coal purchases from Huaneng Group would help stabilizing coal supply to the Company. We are also provided with samples of invoices of coal purchases from Huaneng Group in 2010. We have reviewed and compared them with those issued by independent coal suppliers. We noted that the terms of purchases from Huaneng Group, including unit price of coal, are comparable to those charged by independent coal suppliers under normal commercial terms. In respect of the Sale of Products to Huaneng Group, as advised by the management, the Company usually charges Huaneng Group for the Sale of Products at cost. We are provided with samples of invoices issued by the Company to Huaneng Group in 2010 and we note that the Sale of Products has been carried out at price covering the purchase cost of the Company.

Based on the above, we are of the view that the terms of the Coal Purchase and the Sale of Products, which allow the Company to purchase or sell coal to or from Huaneng Group on terms with reference to market conditions and no less favorable than those offered by independent third parties to the Company, are normal commercial terms and are fair and reasonable in so far as the Company and the Independent Shareholders are concerned.

3.	Proposed cap for the Coal Purchase

The Coal Purchase is subject to the cap whereby the transaction value of Coal Purchase will not exceed RMB17.140 billion for the year ending 31 December 2011, as compared to the annual cap for the year ended 31 December 2010 of RMB8.347 billion. For the 11 months ended 30 November 2010, the actual transaction amount of Coal Purchase amounted to RMB 7.048 billion.

As stated in the Letter from the Board, the increase of the annul cap for Coal Purchase in 2011 is mainly due to (i) the anticipated commencement of operation of a number of self-constructed power plants of the Company in 2011; (ii) the acquisition of a number of power plants from Shandong Electric Power Corporation and Shandong Luneng Development Holding Limited in 2010 is expected to be completed in 2011; and (iii) the anticipated increase of coal price.

We are advised by the Company that a number self-constructed coal-fired power plants are expected to commence operation in 2011. Furthermore, as disclosed in the announcement (the "Announcement") of the Company dated 4 January 2010, the Company proposed to acquire, among other things, equity interests in a number of power plants from Shandong Electric Power Corporation and Shandong Luneng Development Holding Limited. According to the Announcement, upon completion of the said acquisition which is expected to take place in 2011, the Company will obtain, among other things, an operating controlling generation capacity of 3,930 MW (coal-fired). The acquisition would also bring the Company into the power market in Yuannan Province and strengthen the Company’s position in the power market in Shandong Province. In this light, it is expected that the power generation capacity of the Company and therefore the demand for Coal Purchase for meeting the production needs of the Company would increase accordingly in 2011.

Furthermore, the Company sees possibility of increase in coal price. As stated in the interim report of the Company, during the first half of 2010, the nationwide power generation achieved swift growth as a result of continuous economic recovery. The power generation of nationwide large-scale power plants during the first half of 2010 increased by 19.3% compared to the same period of last year. The coal-fired power generation increased by 21.9% compared to the same period of last year. According to the preliminary figures announced by the National Bureau of Statistics of China, gross domestic products of China achieved a growth rate of 8.7% during 2009. As 2011 is the first year of the Twelfth-Five Year Plan, the management of the Company expects that the economy of China would continue to benefit from various government policies. According to the World Bank, growth rate of gross domestic products of China is forecasted to reach 8.7% in 2011. In view of the positive economic prospects of China, the management of the Company believes that the demand for power would remain strong in 2011 and therefore it is possible that coal price may increase in 2011.

In view of the above factors, including the increase in power generation capacity of the Company, the anticipated increase in consumption demand for power in 2011, and the anticipated relatively high level of coal price in the coming year, we consider that the proposed annual cap for the Coal Purchase of RMB17.140 billion is fair and reasonable and would cater the production needs and provide operational flexibility to the Company.

4.	Proposed cap for the Sale of Products

The Sale of Products is subject to the cap whereby the transaction value of Coal Purchase will not exceed RMB4.270 billion for the year ending 31 December 2011, as compared to the annual cap for the year ended 31 December 2010 RMB1.28 billion. For the 11 months ended 30 November 2010, the actual transaction amount of Coal Purchase amounted to RMB0.828 billion.

In determining the annual cap for the Sale of Products, the management of the Company has taken into account the estimated demand of coal by the relevant power plants of Huaneng Group. As per our discussion with the management of the Company, during 2010, the Company purchased coal, from independent coal suppliers, and then sell to four power plants of Huaneng Group which are located in the proximity of the power plants of the Company. During 2010, these power plants of Huaneng Group have increased their power generation capacity and, towards the end of 2010, two additional power plants of Huaneng Group also started to purchase coal through the Company. Currently, these six power plants of Huaneng Group which purchase coal through the Company have total power generation capacity of approximately 6,300 MW.

According to the company website of Huaneng Group, as of October 2010, there were a total of 166 power plants wholly-owned or controlled by Huaneng Group. The capacity of coal-fired power plants of Huaneng Group reached 95,060 MW as of October 2010. There is a possibility that the aforesaid power plants of Huaneng Group may continue to increase their power generation capacity in the forthcoming future. There is also a possibility that more power plants of Huaneng Group may start purchasing coal from the Company because of the competitive advantage of the Company in purchasing coal in the relevant regions. In particular, we understand from the management of the Company that, as more power plants of the Company are located on the river side or costal regions of China which facilitates bulk-purchasing of imported coal by water transport, it would enhance cost and operational efficiency for the Company to purchase imported coal in bulk at competitive price, arrange water transport and sell part of the imported coal to power plants of Huaneng Group nearby. Given the large scale of business of Huaneng Group and its potential growth in power generation capacity, the annual cap for the Sale of Products should cater the operation needs and potential growth and allow operational flexibility.

Based on the above, and coupled with the factors relating to the anticipated strong power consumption demand, as well as the possibility of increase in coal price as analysed in the paragraph headed "Proposed cap for the Coal Purchase" above, we consider that the proposed annual cap for the Sale of Products of RMB4.270 billion is fair and reasonable.

OPINION

Taking into consideration of the above principal factors and reasons, we are of the opinion that the Coal Purchase and the Sale of Products are in the ordinary and usual course of business of the Company, on normal commercial terms, the terms (including the annual caps) are fair and reasonable so far as the Company and the Independent Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole. Accordingly, we advise the Independent Board Committee to recommend the Independent Shareholders to vote in favour of the resolution proposed at the EGM thereby approving the Coal Purchase and the Sale of Products. Independent Shareholders are reminded that, one resolution relating to the Huaneng Group Framework Agreement will be proposed at the EGM. By voting in favour of the resolution relating to the Huaneng Group Framework Agreement proposed at the EGM, the Independent Shareholders would approve all the transactions contemplated under the Huaneng Group Framework Agreement (including the Coal Purchase, the Sale of Products and the Other Transactions). Independent Shareholders are advised to read the Letter from the Board carefully for the details of the Other Transactions before making their decision as regards voting.

Yours faithfully,
For and on behalf of
Guotai Junan Capital Limited
Wilson Lo
Executive Director

APPENDIX GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This circular, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

2.	DISCLOSURE OF INTEREST

(a) Directors and Supervisors of the Company

As at the Latest Practicable Date, none of the Directors, chief executive or Supervisors of the Company has interests or short positions in the shares and underlying shares of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO) or which are required, pursuant to section 352 of the SFO, to be entered in the register referred to therein, or which are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange.

(b)	Substantial Shareholders

As at the Latest Practicable Date, save as disclosed below, so far as is known to the Board, no persons (not being a Director, chief executive or Supervisor of the Company) had an interest or short position in the shares or underlying shares and debentures of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or, who is directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at the general meeting of any other member of the Company:

Name of shareholder	Class of shares	Number of shares held	Capacity	Approximate percentage of shareholding in the Company’s total issued share capital	Approximate percentage of shareholding in the Company’s total issued domestic shares	Approximate percentage of shareholding in the Company’s total issued H shares

Huaneng International Power Development Corporation(Note 2)	Domestic shares	5,066,662,118(L)	Beneficial owner	36.05%(L)	48.25%(L)	—
China Huaneng Group(Note 3)	Domestic shares	1,568,001,203(L)	Beneficial owner	11.15%(L)	14.93%(L)	—
China Huaneng Group(Note 4)	H shares	520,000,000(L)	Beneficial owner	3.70%(L)	—	14.63%(L)
Hebei Provincial Construction Investment Company	Domestic shares	603,000,000(L)	Beneficial owner	4.29%(L)	5.74%(L)	—

Notes:

(1)	The letter "L" denotes a long position. The letter "S" denotes a short position. The letter "P" denotes interest in a lending pool.

(2)	As of date of this circular, Huaneng Group holds 51.98% direct interests and an additional 5% indirect interests in HIPDC.

(3)	Of the 1,568,001,203 domestic shares, China Huaneng Group held 12,876,654 domestic shares through its wholly-owned subsidiary, Huaneng Capital Services Company Limited.

(4)	China Huaneng Group held 520,000,000 H shares through its wholly owned subsidiary, China Hua Neng Group Hong Kong Limited.

Save as disclosed above, the Company is not aware of any other person (other than the directors, supervisors and senior executives of the Company) having any interests or short positions in the shares and underlying shares of the Company as at the Latest Practicable Date as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO.

As at the Latest Practicable Date, save as disclosed below, so far as is known to the Board, no director or supervisor is a director or employee of a company which has an interest or short position in the shares and underlying shares of the Company which would fall to be disclosed to the Company under provisions of Divisions 2 and 3 of Part XV of the SFO:

Directors

	(i)	Mr. Cao Peixi is the president of China Huaneng Group and the chairman of Huaneng International Power Development Corporation;

	(ii)	Mr. Huang Long is the vice president of China Huaneng Group and a director of Huaneng International Power Development Corporation;

	(iii)	Mr. Wu Dawei is the chief economist of China Huaneng Group;

	(iv)	Mr. Huang Jian is the assistant of president of China Huaneng Group and the vice chairman of Huaneng Capital Services Company Limited; and

Supervisor

	(v)	Mr. Guo Junming is the chairman of Huaneng Capital Services Limited Company.

3.	MATERIAL ADVERSE CHANGE

The Directors are not aware of any material adverse change in the financial or trading position of the Company and its subsidiaries since 31 December 2009, being the date to which the latest published audited accounts of the Company and its subsidiaries were made up to.

4.	LITIGATION

None of the Company and its subsidiaries was at present engaged in any litigation or arbitration of material importance and there was no litigation or claim of material importance known to the Directors to be pending or threatened by or against the Company and its subsidiaries as at the Latest Practicable Date.

5.	CONSENT OF EXPERT

The following expert has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter or statements and references to its name in the form and context in which they appear:

Name	Qualification

Guotai Junan Capital
a licensed corporation to carry on type 6 (advising on corporate finance) regulated activity as defined under the SFO, acting as the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the purchase of coal and transportation services and sale of products (and the proposed caps) under the Huaneng Group Framework Agreement

As at the Latest Practicable Date, the above expert was not beneficially interested in the share capital of the Company and its subsidiaries nor did it have any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in the Company and its subsidiaries.

As at the Latest Practicable Date, the above expert did not have any direct or indirect interest in any assets which had been since 31 December 2009 (being the date to which the latest published audited accounts of the Company were made up) acquired or disposed of by or leased to the Company and its subsidiaries, or were proposed to be acquired or disposed of by or leased to the Company and its subsidiaries.

6.	SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had entered into, or proposed to enter into, a service contract with the Company or its subsidiaries which does not expire or is not terminable by the Company and its subsidiaries within one year without payment of compensation, other than statutory compensation.

7.	DIRECTORS’ OR SUPERVISORS’ INTERESTS IN THE COMPANY AND ITS SUBSIDIARIES’ ASSETS OR CONTRACTS

As at the Latest Practicable Date, none of the Directors or Supervisors of the Company had any interest in any assets which have been since 31 December 2009 (being the date to which the latest published audited accounts of the Company were made up) acquired or disposed of by or leased to the Company and its subsidiaries, or were proposed to be acquired or disposed of by or leased to the Company and its subsidiaries.

As at the Latest Practicable Date, none of the Directors or Supervisors was materially interested in any contract or arrangement subsisting at the Latest Practicable Date which was significant in relation to the business of the Company.

8.	DIRECTORS’ INTERESTS IN COMPETING BUSINESS

As at the Latest Practicable Date, none of the Directors or their respective associates has interests in the businesses, other than being a Director, which compete or are likely to compete, either directly or indirectly, with the businesses of the Company (as would be required to be disclosed under Rule 8.10 of the Hong Kong Listing Rules if each of them were a controlling shareholder).

9.	MATERIAL CONTRACTS

The following contracts (including contracts not entered into in the ordinary course of business) have been entered into by the Company and its subsidiaries within the two years immediately preceding the date of this circular, and are or may be material:

(a)
Agreement entered into between the Company and Huaneng Group on 21 April 2009 for transfer of 55% interest in the registered capital of Tianjin Huaneng Yangliuqing Co-generation Limited Liability Company for a consideration of RMB1.076 billion;

(b)
Agreement entered into between the Company and HIPDC on 21 April 2009 for transfer of 41% interest in the registered capital of Huaneng Beijing Co-generation Limited Liability Company in consideration of RMB1.272 billion;

(c)
Capital Contribution Agreement for the establishment of Shidaowan Nuclear Power Development Limited Liability Company with a registered capital of RMB1 billion entered into between the Company, Huaneng Group and HIPDC on 20 October 2009;

(d)
Equity Interest Transfer Agreement dated 31 December 2009 between the Company and Shandong Electric Power Corporation and Shandong Laneng Development Group Company Limited (the "Transfers") in relation to the acquisition of the equity interests of certain companies of the Transfers in consideration of RMB8.625 billion;

(e)
A Shares subscription agreement dated 15 January 2010 between the Company and Huaneng Group in relation to the placing of not exceeding 1.2 billion new A Shares of the Company to not more than 10 designated investors including Huaneng Group;

	(f)	H Shares subscription agreement dated 15 January 2010 between the Company and Hua Neng HK in relation to the placing of not exceeding 400 million new H Shares of the Company to Hua Neng HK;

(g)
Supplemental Agreement to the A Shares Subscription Agreement signed on 26 July 2010 between the Company and Huaneng Group in relation to the placing of not exceeding 1.5 billion new A Shares of the Company to not more than 10 designated investors including Huaneng Group;

(h)
Supplemental Agreement to the H Shares Subscription Agreement signed on 26 July 2010 between the Company and Hua Neng NK in relation to the placing of not exceeding 500 million new H Shares of the Company to Hua Neng HK;

(i)
Transfer Agreement dated 1 December 2010 between the Company and Huaneng Energy & Communications Holdings Co., Ltd. in relation to the acquisition of 50% equity interest in Shanghai Time Shipping Co., Ltd. in consideration of RMB1.058 billion; and

(j)
Transfer Agreement dated 1 December 2010 between the Company and Huaneng Group in relation to the acquisition of 30% equity interest in Hainan Nuclear Power Co., Ltd. in consideration of RMB0.174 billion.

10.	MISCELLANEOUS

	(a)	Mr. Gu Biquan is the Company Secretary and Board Secretary of the Company.

(b)
The legal address of the Company is West Wing, Building C, Tianyin Mansion, No. 2C, Fuxingmennan Street, Xicheng District, Beijing, PRC. The H Share registrar of the Company in Hong Kong is Hong Kong Registrars Limited at Rooms 1712-1713, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

	(c)	In the case of any discrepancy, the English text of this circular and form of proxy shall prevail over the Chinese text.

11.	DOCUMENTS FOR INSPECTION

Copies of the following documents will be available for inspection at the office of Herbert Smith at 23/F., Gloucester Tower, 15 Queen’s Road Central, Hong Kong during normal business hours on any weekday (except public holidays) from the date of this circular up to and including 10 March 2011:

	(a)	the Articles of Association of the Company;

	(b)	the letter from the Independent Directors Committee, as set out in this circular;

	(c)	the letter from Guotai Junan Capital, the independent financial adviser, as set out in this circular;

	(d)	the written consent of Guotai Junan Capital referred to in this appendix;

	(e)	the material contracts referred to in paragraph 9 of this appendix;

	(f)	the annual report of the Company for the year ended 31 December 2009;

	(g)	the Huaneng Group Framework Agreement; and

	(h)	the framework agreement dated 20 October 2009 between the Company and Huaneng Group with the supplemental agreement dated 19 October 2010 entered into between the same parties.

NOTICE OF EXTRAORDINARY GENERAL MEETING

Notice is hereby given that an extraordinary general meeting of Huaneng Power International, Inc. (the "Company") will be held at 9 a.m. on 10 March 2011 at the headquarters of the Company at Huaneng Building, 4 Fuxingmennei Street, Xicheng District, Beijing, the People’s Republic of China for the purpose of considering and, if thought fit, passing the following resolution:

Ordinary Resolution:

1.	To consider and approve the framework agreement on the continuing connected transactions (for 2011) between Huaneng Power International Inc. and China Huaneng Group (note 1)

By Order of the Board
Gu Biquan
Company Secretary

18 January 2011

Registered address of the Company:
West Wing, Building C,
Tianyin Mansion,
2C Fuxingmennan Street,
Xicheng District,
Beijing 100031,
The People’s Republic of China

Notes:

1.	For definitions and details of the transactions (including the transation caps thereof), please refer to the circular dated 18 January 2011 issued by the Company.

2.	Eligibility for attending the Extraordinary General Meeting

Holders of the Company’s foreign Shares whose names appear on the HK$ Dividend foreign Shares Register and/or the US$ Dividend foreign Shares Register maintained by Hong Kong Registrars Limited and holders of domestic shares whose names appear on the domestic shares register maintained by the Company at 4:30 p.m. on 17 February 2011 are eligible to attend the Extraordinary General Meeting.

3.	Proxy

(i)
A member eligible to attend and vote at the Extraordinary General Meeting is entitled to appoint, in written form, one or more proxies to attend and vote on behalf of him. A proxy needs not be a shareholder.

(ii)
A proxy should be appointed by a written instrument signed by the appointor or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the appointor, the power of attorney authorising that attorney to sign or other authorisation document(s) shall be notarised.

(iii)
To be valid, the power of attorney or other authorisation document(s) which have been notarised together with the completed form of proxy must be delivered, in the case of holders of domestic shares, to the Company and, in the case of holders of foreign Shares, to Hong Kong Registrars Limited, not less than 24 hours before the time designated for holding of the Extraordinary General Meeting.

	(iv)		A proxy may exercise the right to vote by a show of hands or by poll. However, if more than one proxy is appointed by a shareholder, such proxies shall only exercise the right to vote by poll.

4.	Registration procedures for attending the Extraordinary General Meeting

(i)
A shareholder or his proxy shall provide proof of identity when attending the meeting. If a shareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may attend the Extraordinary General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such persons to attend the meeting.

(ii)
Holders of foreign Shares and domestic shares intending to attend the Extraordinary General Meeting should return the reply slip for attending the Extraordinary General Meeting to the Company on or before 18 February 2011.

	(iii)		Shareholders may send the above reply slip to the Company in person, by post or by fax (Attn: The Securities Department).

5.	Closure of Register of Members

The register of members of the Company will be closed from 18 February 2011 to 10 March 2011 (both days inclusive).

6.	Other Businesses

	(i)		The Extraordinary General Meeting will not last for more than half day. Shareholders who attend shall bear their own travelling and accommodation expenses.

	(ii)		The address of the share registrar for Foreign Shares of the Company, Hong Kong Registrars Limited is at:

Rooms 1712-1716
17th Floor Hopewell Centre
183 Queen’s Road East,
Hong Kong

	(iii)		The business address of the Company is at:

Huaneng Power International, Inc.
Huaneng Building
4 Fuxingmennei Street
Xicheng District,
Beijing 100031,
The People’s Republic of China

		Telephone No.:	(+86)-10-63226593
(+86)-10-63226590
		Facsimile No.:	(+86)-10-66412321

Document 3

Reply Slip for Extraordinary General Meeting

I/(We)  of  Telephone number:  and Fax number:  ,          being the holder(s) of  H Share(s)/Domestic Share(s)* of Huaneng Power International, Inc. (the "Company") hereby reply that I/(We) wish to attend or appoint a proxy to attend (on my/our behalf) the extraordinary general meeting (the "EGM") to be held at 9 a.m. on 10 March 2011 at the headquarters of the Company at Huaneng Building, 4 Fuxingmennei Street, Xicheng District, Beijing, the People’s Republic of China.

Signature:

Date:

Note:
Eligible shareholders who wish to attend the EGM are advised to complete and return this reply slip to the Company’s business address at Securities Department, Huaneng Power International, Inc., Huaneng Building, 4 Fuxingmennei Street, Xicheng District, Beijing 100031, the PRC by post or by facsimile (Fax no.: (+86)-10-6641 2321). Failure to sign and return this reply slip, however, will not preclude an eligible shareholder from attending the EGM.

* Please delete as appropriate.

Document 4

Proxy Form for Extraordinary General Meeting

Number of Shares related to this proxy form (Note 1)	H Shares/Domestic Shares*

I(We)(Note 2) of,Shareholders’ Account: and I.D. No.: ,being the holder(s) of H Share(s)/Domestic Share(s)* (Note 1) of Huaneng Power International, Inc. (the "Company") now appoint(Note 3) I.D. No.: (of ),                     or failing him the Chairman of the meeting as my(our) proxy to attend and vote for me(us) on the following resolutions in accordance with the instruction(s) below and on my(our) behalf at the Extraordinary General Meeting to be held at 9 a.m. on 10 March 2011 at the headquarters of the Company at Huaneng Building, 4 Fuxingmennei Street, Xicheng District, Beijing, the People’s Republic of China for the purpose of considering and, if thought fit, passing the resolution as set out in the notice convening the said meeting. In the absence of any indication, the proxy may vote for or against the resolutions at his own discretion.(Note 6)

	Ordinary Resolutions:—	For (Note 4)	Against (Note 4)
1.	To consider and approve the framework agreement on the continuing connected transactions (for 2011) between Huaneng Power International Inc. and China Huaneng Group

Date:  2011      Signature:  (Note 5)

Notes:

1.
Please insert the number of Share(s) registered in your name(s) relating to this form of proxy. If no number is inserted, this form of proxy will be deemed to relate to all of the shares in the capital of the Company registered in your name(s).

2.	Please insert full name(s) and address(es) in BLOCK LETTERS.

3.
Please insert the name and address of your proxy. If this is left blank, the chairman of the Extraordinary General Meeting will act as your proxy. One or more proxies, who may not be member(s) of the Company, may be appointed to attend and vote in the meeting provided that such proxies must attend the meeting in person on your behalf. Any alteration made to this proxy form must be signed by the signatory.

4.
Attention: If you wish to vote FOR any resolution, please indicate with a "3" in the appropriate space under "For". If you wish to vote AGAINST any resolution, please indicate with a "3" in the appropriate space under "Against". In the absence of any such indication, the proxy will vote or abstain at his discretion.

5.
This form of proxy must be signed underhand by you or your attorney duly authorised in that behalf. If the appointer is a corporation, this form must be signed under its common seal or under hand by any directors or agents duly appointed by such corporation.

6.
This form of proxy together with the power of attorney or other authorisation document(s) which have been notarised, must be delivered, in the case of a holder of Domestic Share(s), to the Company and in the case of a holder of H Share(s), to Hong Kong Registrar Limited, at least 24 hours before the time designated for the holding of the Extraordinary General Meeting.

* Please delete as appropriate.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By:	/s/ Gu Biquan
	Name:	Gu Biquan
	Title:	Company Secretary

Date:    January 18, 2011